EXHIBIT 2

MorGuard | REVENUE PROPERTIES



                                                                 August 7, 2006



SIZELER PROPERTY INVESTORS, INC.
2542 WILLIAMS BOULEVARD
KENNER, LA 70062
USA

C/O
WACHOVIA SECURITIES
375 PARK AVENUE
6TH FLOOR
NEW YORK, NEW YORK 10152
UNITED STATES OF AMERICA

ATTENTION: VARTAN AZNAVOORIAN, DIRECTOR - M&A

Ladies and Gentlemen:

Re:  MERGER PROPOSAL
     Project Soultrane: 100% Common Equity Share Acquisition, New Orleans, U.S.A

Revenue Properties Company Limited and/or its related and affiliated investors and companies ("Buyer") propose the following terms and conditions for the acquisition of all of the shares of common stock of Sizeler Property Investors, Inc. (the "Company") (the "Transaction") based on and subject to the following terms and conditions:

1.  The Transaction:    The Transaction proposed is defined as
                        an acquisition of 100% of the outstanding shares of the Company's common shares and common share equivalents
                        (the "Shares") pursuant to a definitive agreement and plan of merger. Buyer has previously delivered to the Company its proposed form of agreement and plan of merger (the "Merger Agreement").

                        Subject to the terms of this Letter of Intent, Buyer is willing to execute the Merger Agreement delivered by Buyer, but Buyer understands that the Merger Agreement shall be subject to further negotiation.

2.  Purchase Price:     Consideration of $15.10 per Share in cash (the "Purchase
                        Price") to be paid upon the closing of the Transaction.


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3. Consideration:       Buyer estimates that the aggregate consideration payable
                        by Buyer to the holders of the Shares will be approximately $324 million, which is based on the approximately 21.456 million Shares outstanding, plus
                        (a) options to be exercised prior to closing of the Transaction or cashed-out in connection with the closing of the Transaction (including 150,000 options granted in January 2006 that are subject to stockholder approval) and (b) restricted stock that will vest in connection with the closing of the Transaction. In addition, the existing liabilities of the Company will be assumed or paid off by Buyer (estimated at $95.620 million at June 30, 2006). The parties understand that Buyer has assumed that it will receive a "step up" in the tax basis of the Company's assets for U.S. federal income tax purposes (and that Buyer will be able to obtain this result with the Company as the surviving entity in the Transaction).

                        The Transaction is not subject to any financing contingency. Buyer will finance the consideration payable in the Transaction through a mix of existing equity and available debt capital, and, if required, additional capital available from its parent company, Morguard Corporation. Revenue Property Companies Limited is a publicly-listed (TSX:RPC) real estate owner-operator property company with investment and operating interests having a gross book value in excess of CDN$260 million. Morguard Corporation, a publicly-listed (TSX:MRC) real estate and property management company with CDN$6 billion of assets under ownership, control or management, owns 68% of the common equity in Buyer.

4.  Buying Entity:      Upon notice that Buyer is the successful bidder, Revenue
                        Properties (US) Inc., a wholly owned direct subsidiary of Revenue Properties Company Limited, will incorporate a wholly owned subsidiary in the State of Maryland as the merger subsidiary. The Company will be the surviving entity in the Transaction.

5.Definitive Agreement: Buyer and the Company will seek to execute and deliver the Merger Agreement no later than 5:00 p.m., Eastern time, on August 17, 2006 (the "Negotiation Period").

6. Buyer Conditions:    A binding agreement among the parties will exist only
                        upon execution of the Merger Agreement. The Merger
                        Agreement will supersede this and all other agreements and understandings between the parties immediately upon its execution. Buyer would expect to be in a position to enter into Merger Agreement upon (i) confirmation of no material adverse change in the financial condition of the Company as disclosed and (ii) Buyer's review of disclosure schedules to be incorporated into the Merger
                        Agreement.


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                        Buyer has reported on its draft conclusions through its
                        management to its senior officers and its board of directors and those of its majority shareholder, Morguard Corporation. The Buyer's execution of this letter of Intent has been approved by the board of directors of Buyer.

7.  Due Diligence:      Buyer confirms that, with the exception of disclosure
                        schedules forming part of the Merger Agreement, required due diligence regarding this Transaction has been completed. However, Buyer expects that the Company will advise of any changes likely to be material to Buyer not discussed at the offices of the Company or otherwise disclosed during Buyer's due diligence.

8.  Operational,        Buyer intends to maintain corporate operating status quo
    Employee and        at the Company for the foreseeable future.
    Management Plan:

9.  Exclusivity:        During the Negotiation Period, the Company will not, nor
                        will it permit any of its subsidiaries to, nor shall it authorize or permit any of its or its subsidiaries' respective directors, officers, employees or stockholders, nor any financial advisor, lawyer, accountant or other representative retained by the Company or any subsidiaries to, directly or indirectly, solicit, initiate, facilitate or encourage, engage in discussions or negotiations with any other person, or furnish to any other person any information concerning,
                        (i) an acquisition of any equity securities of any of the Company and its subsidiaries, (ii) any merger or consolidation of any of the Company and its subsidiaries with or into any person other than Buyer, (iii) any transfer of all or any substantial portion of the assets of any of the Company and its subsidiaries to any person other than Buyer, (iv) any issuance or sale of any debt or equity securities of any of the Company and its subsidiaries to any person other than Buyer, (v) the sale by any holder of any debt or equity securities of any of the Company and its subsidiaries to any person other than Buyer, or (vi) any other transaction the conclusion of which could reasonably be expected to impede, interfere with, prevent or materially delay the conclusion of the Transaction (in each case, a "Competing Transaction").

10.  Notification:      The Company will cause any pending discussions or
                        negotiations with any other person regarding a Competing
                        Transaction to be terminated forthwith, and shall notify
                        Buyer promptly if any proposal regarding a Competing
                        Transaction (or any inquiry or contact with any person with respect thereto) is made, and shall advise Buyer of the material terms thereof.


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11.  Closing:           The parties will seek to close the Transaction on a
                        timely basis based upon mutual agreement of the parties, as soon as practicable after the execution of the Merger Agreement, as may be permitted under applicable law.

12. Confidentiality     The parties agree that disclosure of this Letter of
    and Non-Disclosure: Intent or any of the contents hereof may cause irreparable harm to either or both parties and the parties agree that they will not disclose the subject matter or terms of this Letter of Intent without the prior written consent of the other party (not to be unreasonably withheld); except for such disclosure as may be required by law or regulation and except that, upon execution of this Letter of Intent, the Company shall issue a press release regarding this Letter of Intent in the form previously delivered to and approved by Buyer. This covenant of confidentiality and non-disclosure shall survive the termination of this Letter of Intent.

13. Fees:               Except as set out in the Merger Agreement, each party
                        will bear its own expense with respect to this proposal and the Transaction, including fees and expenses of legal counsel, accountants and brokers, unless otherwise agreed between parties.

14. Non-Binding:        Except as expressly provided in this paragraph 14, this
                        Letter of Intent is not intended to be, and does not constitute, a binding or enforceable agreement. A binding commitment with respect to the Transaction will result only from execution of a definitive agreement, such as the Merger Agreement, subject to the conditions expressed therein. Without limiting the foregoing, this Letter of Intent is not intended to impose any obligation whatsoever on any of Buyer or the Company, including but not limited to any obligation to bargain in good faith or in any way other than at arm's length or otherwise to proceed with the negotiation, execution, delivery and performance of a definitive agreement.
                        Notwithstanding the preceding sentences of this section, upon acceptance hereof as described below, the provisions of paragraphs 9, 10, 12, 13, 14, 15, 16 and
                        17 shall be legally binding.

15. Termination:        This Agreement may be terminated by the Company or Buyer
                        (in writing), prior to the execution of the Merger
                        Agreement. The provisions of paragraphs 12 and 13 shall survive any termination of this letter agreement pursuant to this paragraph 15.

16. Time of Essence:    Time shall be of the essence of this proposal and the
                        agreement constituted by the acceptance hereof.


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17. Governing Law:      This Letter of Intent and any agreement resulting from
                        the acceptance thereof shall be construed in accordance with and governed by the laws of the State of Maryland without regard to the conflicts of laws rules thereof.

18. Primary Contacts:   The primary contacts for communication both verbal and
                        in writing with Buyer should be as follows:

                        Ms. Beverley Flynn
                        General Counsel
                        Morguard Corporation
                        55 City Centre Drive, Suite 1000
                        Mississauga, Ontario CANADA - L5B 1M3
                        e-mail:  bflynn@morguard.com
                        phone:  905.281.5923
                        fax:  905.281.5957

                        cc    K. Rai Sahi,
                              Chairman & CEO
                              Revenue Properties Company Limited
                              55 City Centre Drive, Suite 800
                              Mississauga, ON L5B 1M3 Canada

19. Acceptance of       The Company will indicate its acceptance by signing
    Proposal:           where provided below and returning to the attention of
                        Revenue Properties Company Limited, 55 City Centre
                        Drive, Suite 1000, Mississauga, Ontario; fax:
                        905.281.5890 Attention: Beverley Flynn. This proposal shall be irrevocable until 6:00 p.m., Eastern time, on August 7, 2006, after which time, if not accepted by the Company and returned to Buyer, this proposal shall be null and void.

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We would be delighted to work with you and the Company's management in completing the Transaction in an expeditious manner. We look forward to hearing from you.

                                            Sincerely,
                                            REVENUE PROPERTIES COMPANY LIMITED


                                            By: /s/ K. (Rai) Sahi
                                               --------------------------------
                                               K. (Rai) Sahi
                                               Chairman & CEO


We hereby accept the terms and conditions outlined herein.

Dated at            5 p.m. Central           this            7           day of
         ------------------------------------     -----------------------
           August           , 2006
         -------------------

                                            SIZELER PROPERTY INVESTORS, INC.


                                            By: /s/  Thomas A. Masilla
                                               --------------------------------
                                               Name: Thomas A. Masilla
                                               Title: President
                                               I have authority to bind the
                                               Corporation